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BY HAND AND EDGAR	SYDNEY

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	Lumenis Ltd.
Registration Statement on Form F-1
Filed December 6, 2013
File No. 333-192679

Dear Ms. Ravitz:

On behalf of Lumenis Ltd. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on December 6, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 20, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

February [4], 2014

Registration Statement

1.	Please amend your filing to include all information other than that which can be omitted per Rule 430A. For example, we note the blanks currently on the prospectus cover, page 6 and throughout your document regarding the number of securities you are offering. Also note that information like what you currently omit on pages 37 and 39 must be disclosed based on a bona fide estimate of the public offering price; see section II.A.7 of Release 33-6714 (May 27, 1987).

In response to the Staff’s comment, the Company acknowledges that it will revise the disclosure throughout the Registration Statement prior to effectiveness to include all information other than that which can be omitted per Rule 430A including, among other things, the number of securities that the Company and the selling shareholders are offering and a bona fide estimate of the public offering price.

Exhibits

2.	Please file the exhibit required by Regulation S-K Item 601(b)(5).

In response to the Staff's comment, the Company has filed an additional exhibit with the Amendment containing the appropriate opinions of counsel as to the legality of the securities being registered pursuant to Regulation S-K Item 601(b)(5).

* * * * *

If you have any questions regarding the responses to the questions of the Staff, or require additional information, please contact the undersigned at (212) 735-2694.

Yours very truly,

/s/ Phyllis Korff, Esq.
Phyllis Korff, Esq.

cc:	Tom Jones, Division of Corporation Finance, Securities and Exchange Commission
Zipora Ozer-Armon, Chief Executive Officer, Lumenis Ltd.
Dan Shamgar, Meitar Liquornik Geva & Leshem Brandwein
Colin Diamond, White & Case LLP
Chaim Friedland, Gornitzky & Co.